Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507
Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email: mail@drreddys.com
www.drreddys.com

April 7, 2016

Sr. General Manager	National Stock Exchange of India Ltd.,
Listing Operations,	“Exchange Plaza”,
BSE Limited,	Bandra-Kurla Complex,
Dalal Street,	Bandra (East),
Fort, Mumbai - 400001.	Mumbai - 400051.
Scrip Code: 500124	Scrip Code: DRREDDY

Dear Sir/Madam,

Sub.:	Submission of copy of resolution passed by Members of the Company through postal ballot regarding Buyback

This is in furtherance to the intimation sent by us on April 2, 2016 regarding declaration of voting results of the postal ballot process conducted for seeking approval of Members of the Company for Buyback of equity shares by the Company.

In this regard, please find enclosed herewith certified copy of the Special Resolution passed by the Members of the Company through postal ballot conducted as per Section 110 of the Companies Act, 2013 and the corresponding rules thereunder.

This is for your information.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar
Company Secretary

Encl: as above

CC: New York Stock Exchange Inc. (Stock Code: RDY)

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507
Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email: mail@drreddys.com
www.drreddys.com

CERTIFIED TRUE COPY OF THE SPECIAL RESOLUTION PASSED BY MEMBERS OF THE COMPANY THROUGH POSTAL BALLOT CONDUCTED AS PER SECTION 110 OF THE COMPANIES ACT, 2013 AND THE CORRESPONDING RULES THEREUNDER AND COMPLETED ON FRIDAY, APRIL 1, 2016.

“RESOLVED THAT in accordance with Article 61 of the Articles of Association of the Company and pursuant to the provisions of Section 68, 69, 70 and other applicable provisions, if any, of the Companies Act, 2013 and the Rules made thereunder and the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (hereinafter referred to as the “Buyback Regulations”) and including any amendments, statutory modification(s) or re-enactments thereof, for the time being in force and, subject to such other approvals, permissions and sanctions as may be necessary, and subject to such conditions and modifications, if any, as may be prescribed or imposed by such regulatory authorities, while granting such approvals, permissions and sanctions, the consent of the Members of the Company be and is hereby accorded to the buyback by the Company of its fully paid up equity shares of Rs. 5 (“Equity Shares”) each for an aggregate amount not exceeding Rs. 15,69,41,71,500/- (Rupees one thousand five hundred sixty nine crores forty one lacs seventy one thousand five hundred only) (excluding transaction costs viz. brokerage, applicable taxes such as securities transaction tax, service tax, stamp duty) (“Maximum Buyback Size”) and being 14.9% of the paid up share capital and free reserves as on 31 March 2015, (being the date of the last audited accounts of the Company) for a price not exceeding Rs. 3,500/- (Rupees three thousand five hundred only) per equity share (“Maximum Buyback Price”), from all Members of the Company (including persons who become shareholders, by cancelling American Depository Shares held by them and receiving the underlying equity shares but excluding the promoters and promoter group of the Company) under the Companies Act, 2013 and the Buyback Regulations (the “Buyback”), from the open market through BSE Limited and National Stock Exchange of India Limited.

RESOLVED FURTHER THAT for the purposes of giving effect to the above resolution, the Board (including a committee thereof, if any constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback), in its absolute discretion, be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper to be in the best interest of the Members including, to accept and make, in the interest of the Company, any alteration(s), modification(s) to the terms and conditions as it may deem necessary, concerning any aspect of the Buyback, in accordance with the statutory requirements as may be applicable from time to time, including the decision to close the Buyback and to do all such acts, deeds, matters and things in connection therewith and incidental thereto as the Board may deem necessary, expedient, proper or desirable including settling all questions, difficulties or doubts that may arise in relation to the proposed Buyback at any stage, including in relation to the applicability of any law, and to do or cause to be done all such acts, deeds, matters and things including executing and signing all such documents and papers, filing such forms (including e-forms), executing and filing applications to applicable authorities including to obtain their approval, appointing advisors, intermediaries, opening necessary accounts (including escrow account), commencing the Buyback and deciding on the number of equity shares and price at which orders would be placed with the broker and timing thereof, deciding on the form and amount of escrow, extinguishing dematerialised shares and destroying physical share certificates, preparing, finalising and executing the public announcement and providing all such information and confirmations, as may be necessary for the implementation of the Buyback, without requiring to seek any further consent or approval of the Members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution”.

For Dr. REDDY’S LABORATORIES LTD.

/s/ Sandeep Poddar

SANDEEP PODDAR
COMPANY SECRETARY